Schedule 13G                                                         Page 1 of 5

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                                                       -------------------------
                             UNITED STATES                   OMB APPROVAL
                   SECURITIES AND EXCHANGE COMMISSION  -------------------------
                          Washington, D.C. 20549       OMB Number:     3235-0145
                                                       -------------------------
                              SCHEDULE 13G             Expires: October 31, 2002
                                                       -------------------------
                                                       Estimated average burden
                                                       hours per response   14.9
                                                       -------------------------


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*


                              Immersion Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    452521107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
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             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]   Rule 13d-1(b)

[_]   Rule 13d-1(c)

[X]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                                                         Page 2 of 5

CUSIP No.   452521107
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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Logitech International S.A.
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [_]

     (b) [_]
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3.   SEC Use Only
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4.   Citizenship or Place of Organization Switzerland
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Number of          5.    Sole Voting Power  380,729
Shares             -------------------------------------------------------------
Beneficially       6.    Shared Voting Power
Owned by           -------------------------------------------------------------
Each               7.    Sole Dispositive Power  380,729
Reporting          -------------------------------------------------------------
Person With        8.    Shared Dispositive Power
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9.   Aggregate Amount Beneficially Owned by Each Reporting Person 380,729
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10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
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11.  Percent of Class Represented by Amount in Row (11) 2.1%
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12.  Type of Reporting Person (See Instructions)

     CO
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Schedule 13G                                                         Page 3 of 5

Item 1.

     (a)  Name of Issuer: Immersion Corporation

     (b) Address of Issuer's Principal Executive Offices:801 Fox Lane, San Jose, CA 95131

Item 2.

     (a)  Name of Person Filing: Logitech International S.A.

     (b) Address of Principal Business Office or, if none, Residence: c/o Logitech Inc., 6505 Kaiser Drive, Fremont, CA 94555

     (c)  Citizenship: Switzerland

     (d)  Title of Class of Securities: Common Stock

     (e)  CUSIP Number: 452521107

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  [_] Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

     (b)  [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [_] An investment advisor in accordance with ss.240.13d-1(b)(1)(ii)
          (E);

     (f) [_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [_] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owed: 380,729
                                    -------

     (b)  Percent of class: 2.1%
                            ----

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote 380,729
                                                        -------

          (ii) Shared power to vote or to direct the vote
                                                          ---------

          (iii) Sole power to dispose or to direct the disposition of 380,729
                                                                      -------

          (iv) Shared power to dispose or to direct the disposition of
                                                                       --------

Schedule 13G                                                         Page 4 of 5

Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     January 22, 2002
                                         ---------------------------------------
                                                          Date


                                                  /s/ KRISTEN M. ONKEN
                                         ---------------------------------------
                                                        Signature


                                           Kristen M. Onken, Senior VP and CFO
                                         ---------------------------------------
                                                       Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Schedule 13G                                                         Page 5 of 5

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)